Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Editorial

Investors Should Get Charged Up About Energy Vault’s Elegant Power Storage

▪	Energy Vault to go public via merger with Novus Capital Corp. II [NYSE: NXU]
▪	Energy Vault provides large-scale energy storage with innovative gravity tech
▪	System transfers solar or wind power into potential energy that becomes kinetic energy
▪	Gravity-based power storage is even greener than lithium batteries
▪	Energy Vault preserves nearly as much power as battery storage with “round trip efficiency”
▪	Systems already deployed with success in Switzerland’s national power grid
▪	Company extremely well capitalized after $100 million Series C in 2021, up to $388 million in SPAC deal
▪	Transaction provides ample proceeds to fund operations until becoming cash-flow positive
▪	Very few competitors with similar scale and efficiency at large industrial level
▪	361 customer engagements including Saudi Aramco, De Beers, Hewlett Packard
▪	Revenue forecast to rise to $2.8 billion in 2025 from $148 million in 2022
▪	Priced at just 3.1x 2024 Ebitda, sharply below peer group valuations

By John Jannarone

Green energy just got even greener – and investors have a fresh opportunity to capitalize on the innovation.

It’s time to get plugged into Energy Vault, a fast-growing power-storage company that’s going public through a merger with Novus Capital Corp. II [NYSE: NXU]. Investors who buy Novus shares now will see them automatically convert to Energy Vault shares after the SPAC merger is completed.

To understand Energy Vault’s great potential, it’s first important to grasp why energy storage is so critical. Governments and corporations continue to make pledges to reduce carbon emissions while embracing renewable sources like wind and solar. But those sources present a problem known as intermittency: Sunshine isn’t always available and breezes come and go.

That creates a need for storage, which often takes the form of lithium ion batteries. But those batteries come with potential environmental and social consequences. Batteries that aren’t recycled can leak pollutants and the metals required to make them are sometimes mined in dangerous locations where workers are mistreated.

Energy Vault is an elegant solution to those problems. At its core, the technology relies on basic physics, using pulleys to raise extremely heavy bricks up vertically. That creates potential energy that can convert to kinetic energy, which is then fed into a power grid or another major facility. The technology also includes proprietary software and is protected by multiple confirmed patents with many more pending.

Energy Vault Resiliency Center from Energy Vault Private on Vimeo.

The list of Energy Vault’s green advantages goes on. The systems can be constructed locally, eliminating transport emissions. The bricks that hold potential energy can be made from soil or waste materials like coal ash and retired wind blades.

Energy Vault’s technology is also a cheaper way to store power on a large scale than lithium batteries. The company estimates its technology costs 60% of a lithium alternative and by 2025 will be just 51%.

The systems are also designed for a much longer charge duration – several hours – that is needed for utility-scale energy storage. Lithium batteries aren’t usually suited for that purpose and very few other players can provide it, making Energy Vault a standout.

Even when it comes to efficiency, Energy Vault is highly competitive. Its so-called round trip efficiency, which reflects how much of the stored energy is preserved through a charge, measures 83%-85%. Lithium is just a whisker higher at 87%-89%.

Energy Vault’s technology is fully developed and ready to be deployed. Last year, the company successfully integrated a system into Switzerland’s national power grid, a strong proof point.

The list of potential customers is long and impressive. The company says its pipeline of $32 billion includes over 361 customer engagements, including major players such as Saudi Aramco, Hewlett Packard and De Beers. Those companies need Energy Vault for a variety of uses including industrial facilities and large data processing centers.

All this adds up to an impressive financial profile. The company expects revenue to rise to $2.8 billion in 2025 from $148 million in 2022, with an Ebitda margin rising to 24%.

Importantly, the company has minimal risk of needing additional capital to reach profitability. Energy Vault completed a $100 million Series C round earlier this year and the SPAC transaction will generate up to $388 million including a $100 million PIPE.

Looking ahead, the company’s capital expenditures are limited, in part because customers can fund projects. While Energy Vault can make equity project co-investments, it does so at its option.

The company also boasts an impressive leadership team. Co-Founder and CEO Robert Piconi has had senior roles at major companies such as Danaher, Amoco and BP while Co-Founder and CTO Andrea Pedretti is an engineer with extensive experience in renewable energy technology.

The board of directors also includes Bill Gross, Co-Founder and Director of Idealab, a leading technology incubator he started in the 1990s. Mr. Gross is the CEO of Heliogen, another renewable energy tech company that’s in the process of going public. Heliogen and Energy Vault provide complementary technologies, so Mr. Gross potentially can potentially facilitate new business introductions.

Energy Vault has a serious roster of investors – all of which are keeping their stakes in the company through the SPAC transaction. Those include Cemex Ventures, Masayoshi Son’s SoftBank, Saudi Aramco Energy Ventures and Mr. Gross’s Idealab.

Turning to valuation, the deal has been priced very conservatively, giving new investors plenty of upside opportunity. At around $10 a share, the stock trades at an implied enterprise value of 3.1 times 2024 Ebitda. By comparison, Stem trades at 13.2 times, Tesla at 44 times and ChargePoint at 211 times, according to Sentieo, an AI-enabled research platform.

There are plenty of renewable energy investments available these days. But given Energy Vault’s green credentials, cost effectiveness, and strong financial profile, investors should lock down some shares while they’re priced right.

Contact:

John Jannarone, Editor-in-Chief

editor@ipo-edge.com

Twitter: @IPOEdge

Instagram: @IPOEdge

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 Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections regarding capital needs, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, such as the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.